Exhibit 4.13

ENGLISH SUMMARY OF THE ASSET PURCHASE AGREEMENT
(ORIGINAL LANGUAGE – HEBREW)

Parties: Date of Agreement: Description: Structure of the Acquisition: The Purchased Assets Transferred to Telecom Israel upon Closing: Representations and Warranties: Consideration:	Robomatix Technologies Ltd.*
Tadiran Telecom Ltd.†

July 19, 2004

Asset Purchase Agreement pursuant to which Tadiran Telecom Communication Services in Israel - Limited Partnership* shall purchase assets and liabilities of Tadiran
Telecom Ltd. (“Tadiran Telecom”) relating to sale, distribution, installation, operation, maintenance and support, in Israel and the Palestinian Authority, of the switchboard systems produced by Tadiran Telecom (collectively, the “Purchased
Assets”).

Robomatix acquires the Purchased Assets through Tadiran Telecom Communication
Services in Israel - Limited Partnership, (“Telecom Israel”), which is wholly-owned, directly and indirectly, by Robomatix. Robomatix is a limited partner in Telecom Israel and hold 90% of the partnership equity. The general partner of and 10% stakeholder in Telecom Israel is Tadiran Telecom -
Communication Services in Israel Ltd., a private company, registered in Israel, of which Robomatix holds 100% of the issued share capital.

(a) fixed assets; (b) the rights of the Tadiran Company in the appropriations and pension funds of the employees transferred to Tadiran Telecom; (c) all the rights and undertakings of the Tadiran Company relating to the Activity; all the licenses held by Tadiran Company relating to the provision of services to clients; (d) databases of all the clients in Israel; (e) indemnification rights of ECI Telecom Ltd., relating to past employees of ECI Telecom Ltd. that have become employees of Tadiran Telecom; (f) inventory; (g) agreements with clients – all the agreements and arrangements with clients in the field of Activity, except for leasing agreements; (h) agreements with suppliers; and (i) supply agreements and distribution agreements within Israel alone, for the distribution, marketing and sale of the products.

Tadiran Telecom made standard representations and warranties to Robomatix with respect to the Purchased Assets.

$6.7 million, to be paid as follows: (i) $3.8 million at the closing; (ii) an amount of $1.5 million after twelve months; (iii) an amount of $1 million after twenty four months; and (iv) an amount of $500,000 after thirty six months.

* Robomatix assigned some of its rights and obligations under this Asset Purchase Agreement to Tadiran Telecom Communication Services in Israel – Limited Partnership, (“Telecom Israel”). For more information see “Structure of the Acquisition

† On the execution date of this Asset Purchase Agreement, the legal name of Tadiran Telecom Ltd. was Tadiran Telecom Business Systems Ltd.

Additional agreements in Connection with the Transaction: Transfer of Employees:	— Option issuance agreement pursuant to which Robomatix is to issue options to purchase ordinary shares to Tadiran Telecom;
—    Distribution agreement which grants Telecom Israel the exclusive right to market Tadiran Telecom's products in Israel and a non exclusive right to market such products in the Palestinian Authority;
—    Products services support and R&D support agreement.
—    Agreement for the receipt of services and sublease.
—    Agreement for the transfer of rights and undertakings relating the cars leased by Tadiran Telecom;
—    Right to use the trade mark and trade name of Tadiran Telecom;
—    Agreements regarding marketing and sale of the Contact Center products.

As part of the transaction, Telecom Israel undertook to accept all the transferred employees after receipt of the approval of such employees to continue their employment in Telecom Israel, in accordance with their terms of employment and the rights they are entitled to as part of their position with Tadiran Telecom, including the continuation of the collective agreements.